UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on October 10, 2024, titled “Gauzy’s Advanced Driver Assistance System (ADAS) Fully Replaces Traditional Side Mirrors on Capital District Transportation Authority of New York’s Public Buses”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Gauzy’s Advanced Driver Assistance System (ADAS) Fully Replaces Traditional Side Mirrors on Capital District Transportation Authority of New York’s Public Buses”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: October 10, 2024	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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